December 29, 2011

Via electronic mail and Edgar

Chris Windsor

Kate McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	LendingClub Corporation Registration Statement on Form S-1, Form 8-K and Annual Report on Form-10K

File	No. 333-151827

Dear Mr. Windsor:

On behalf of LendingClub Corporation, a Delaware corporation (“Lending Club” or “Company”), we are providing the following responses to the comment letter dated November 3, 2011 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the following filings by Lending Club (i) a Registration Statement on Form S-1, (ii) a filing on October 31, 2011 on Form 8-K and (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

Form 8-K filed October 31, 2011

1. Please provide the information called for by form 8-K, including a brief description of the circumstances which led to Mr. Williams resigning from the Board.

Effective July 11, 2011, Mr. Williams had taken a position as the Global Head of Wealth Management with HSBC. After numerous conversations with HSBC in an attempt to retain his seat on the Company’s board of directors, HSBC requested that Mr. Williams step down from his board position with the Company in order to focus on his new responsibilities. There was no disagreement between Mr. Williams and the Company.

Registration Statement on Form S-1

General

2. We note that you have not responded to the staff’s comment letter dated September 27, 2011 on your last post-effective amendment. Please note that we will be unable to grant a request for effectiveness until those comments are addressed. You should also address any relevant comments in this registration statement.

The Company responded to the Staff’s letter dated September 27, 2011.

3. We note that you reference referral partners that allow borrower members “to select the amount and term” of notes. Please include a section that addresses these partnerships in the prospectus.

The Company proposes the following additional disclosure:

“From time to time we may enter into a referral partnership with a loan lead aggregator company such as LendingTree that allows a consumer to select both the specific term and amount of a desired loan. As a result, the loan requests from these lead aggregators may fall outside of certain rules we have employed to assist in maintaining the balance of our loan inventory; specifically that loan amounts below an established threshold are only available with a 36 month term. In order to maintain a satisfactory customer experience for these applicants that apply directly through our platform, we allow these loan requests to fall outside of these inventory rules.”

4. Also, provide us with your analysis as to how those “partners” are not co-registrants for the related notes, and explain the conditions under which the partners participate in either the loans or the notes.

Rule 140 regarding co-registrants states that

“A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, including the levying of assessments on its assessable stock and the resale of such stock upon the failure of the holder thereof to pay any assessment levied thereon, to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(a)(11) of the Act.”

For these partners, the “chief part” of their business does not consist of “…the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, including the levying of assessments on its assessable stock and the resale of such stock upon the failure of the holder thereof to pay any assessment levied thereon, to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers.” These partners are in no way issuing or acquiring stock or, to our knowledge, levying assessments on their stock or others to acquire any other securities of the parties involved to fall within Rule 140.

These businesses of these partners is to provide potential loan applicants with the opportunity to input application information on the partner’s site which the partner then compares against filters of potential lenders to see if the applicant can be passed on to partners so that the applicant may continue the loan application process and potentially receive a loan offer. At no point is the applicant required to continue in the process. Under the Company’s structure, the partner does not and cannot participate in the loans made by WebBank. There is no requirement or expectation that a partner who refers a borrower to us participates in the funding of the loan that maybe subsequently issued.

Where you can find more information, page iii

5. Due to the frequency with which you file reports on Edgar, please update the penultimate paragraph of this section to reference the dates you filed each report with the SEC.

We would propose revising the penultimate paragraph of “Where you can find more information,” on page iii of the Registration Statement as follows.

“We “incorporate” into this prospectus information we file with the SEC in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011, our Quarterly Report for the fiscal quarter ended June 30, 2011, our Current Report on Form 8-K filed on August 3, 2011 and Prospectus Supplements that are filed (i) four (4) times a business day for loan listings (listing supplements) and (ii) sales supplements that are filed weekly, which either contain new or updated loan listings or loan issuances (sales). This means that we disclose important information to you by referring to these periodic reports. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information.”

Given the frequency with which we file prospectus supplements we feel that it would be impractical and onerous to list every date on which we file reports and to keep such information current.

6. Please revise your language in the last paragraph to clarify that investors may request a copy of “any or all of the reports or documents that have been incorporated by reference” as required by the Note to Item 12(a).

We would propose revising the last paragraph of “Where you can find more information,” on page iii of the Registration Statement as follows.

“You may request a copy of any or all of the reports or documents that have been incorporated by reference, which will be provided to you at no cost, by writing, telephoning or emailing us. Requests should be directed to Member Support, 71 Stevenson St, Suite 300, San Francisco, CA 94105; telephone number (800) 964-7937; or emailed to contact@lendingclub.com. In addition, these reports or documents are also available on our website at www.lendingclub.com.”

About LendingClub, page 2

7. Please revise the last sentence of the first paragraph to clarify that some information on your website may constitute a free writing prospectus.

We would propose the following revised sentence:

“Information contained on our website is not incorporated by reference into this prospectus; however, some information on our website may constitute a free writing prospectus.”

Q& A, page 6

8. It appears that arrows in your diagram between LendingClub and WebBank are incorrect. Please revise.

We will correct the graphic in the next amendment.

Does LendingClub fund member loans itself on the platform, page 8

9. Please clarify whether LendingClub partially funds loans. If so, please disclose whether they do so on the same terms as other lender members. Also, please disclose how notes that have been partially funded by LendingClub are designated on your site.

Lending Club may at time fund portions of loans listed on the platform. We fund these loans on the same terms as other investors, including charging ourselves the 1% servicing fee and other collection fees (if applicable). We will revise the disclosure to reflect this fact. As discussed in our response to the Staff’s September 27th letter, we do not disclose any investor in a Note and particularly we do not designate or otherwise call out loans that Lending Club may have participated in.

What happens if a borrower member repays a member loan early, page 11

10. The term “entire remaining unpaid interest” is ambiguous. Please clarify that in the event of prepayment by the borrower member, lender members may not receive the return on their investment that they were expecting and may need to reinvest their funds at an earlier time than they might have expected. Please include a reference to your disclosure on page 46.

We propose revising the second sentence and adding two additional sentences as set forth below:

“In the event of a prepayment of the entire unpaid balance (which includes interest, fees (if any), and principal) of a member loan on which your Notes are dependent, you will receive your share of such prepayment, net of our service charge as full repayment of the Note. As a result of this prepayment, you may not receive the full return you had anticipated and will have to redeploy this capital earlier than anticipated. For examples of prepayments, please see “Illustration of Service Charge if Prepayment Occurs” on page 46.”

Risk Factors, page 13

Risk Related to LendingClub and the LendingClub Platform, page 20

11. Add a risk factor, or revise the current risk factors to discuss your continuing losses, your accumulated shareholder deficit. In this risk factor, please also discuss your current operating plan that calls for continued reliance upon financing in order to remain solvent and the potential risk that investors in your notes may experience variances in their cash flows as a result of your inability to continue to find new equity financing.

We provided enhanced disclosure in our most recent periodic report on Form 10-Q for the period ended September 30, 2011 (“Form 10-Q”) in both Note 2 to our financial statements and in our MD&A discussion. Moreover as to the risk factor in question, we respectfully direct the Staff to the risk factor on page 22 titled: “We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.” This risk factor clearly states the accumulated deficit, stockholders deficit and net losses for specific, current periods as requested by the Staff.

We would propose the following addition to the risk factor “We have incurred…”:

“Since inception we have operated at a net loss and expect to do so for at least the next 12-24 months, depending on our growth strategy and our success in meeting such strategy. We believe that we have sufficient capital to operate during this period of continuing losses and we expect that our current operating plan will have us arriving at breakeven and possibly profitability thereafter. If our assumptions regarding our growth and operating plan are incorrect, we may need to find new funding to continue to operate our business. We currently believe that such funding would be available to us on terms that we would find acceptable. Any delay in securing, or failing to secure, any necessary funding could result in delays and operational slowdowns that could adversely affect the regularity of our processing payments, the cash flows on your investment and ultimately the value of your investment.”

Our platform is a novel approach to borrowing that may fail to comply with borrower protection laws such as state usury laws…, page 28

12. Please include a separate risk factor that addresses state usury laws and the risk to investors. Please revise your disclosure to identify the maximum usury rate for any state that is less than the maximum rate on your loans. Also, clarify the effect on note holders of a successful claim against WebBank or LendingClub under usury laws.

We would propose the following additional risk factor and disclosure.

“If our platform was found to violate a state’s usury laws, your investment may lose substantial value and you may lose all of the interest due on your Note.

The interest rates that are charged to borrowers and that form the basis of payments to investors on our Notes are based upon the ability of WebBank, the issuer of the loan, to export the interest rates of Utah to provide for uniform rates to all borrowers. Federal law provides WebBank the authority to charge these interest rates. The current rates offered by WebBank though our platform range from approximately 6% to 24%. Of the forty-three jurisdictions whose residents may obtain loans (including the District of Columbia), only 7 states (Arizona, Nevada, New Hampshire, New Mexico, South Carolina, South Dakota and Utah) have no interest rate limitations on consumer loans, while all other jurisdictions have a maximum rate less than the current maximum rate offered by WebBank through our platform. If a borrower were to successfully bring a claim against us for a state usury law violation and the rate on the loan and Note underlying that borrower was greater than that allowed under applicable state law, the value of your investment may decline as you would not receive the total amount of interest you expected from your investment, and in some cases you may not receive any interest or principal. We may also be subject to fines and penalties. Moreover, such a finding could substantially harm our ability to operate our business in the manner currently contemplated.”

We would request that in the event the above additional language is satisfactory to the Staff, that the Company be allowed to update the above risk factor through a prospectus supplement in connection with any interest rate changes.

Portfolio Tool, page 49

13. The staff continues to have concerns regarding the operation of your portfolio tool and the PRIME account and refers you to the previous comment letter. The staff is awaiting your analysis and any proposed revisions to the plans and is considering any other action that might be appropriate based upon your response.

Our responses to the above will be in our responses to your letter dated December 14, 2011.

Historical Information about Our Borrower Members and Outstanding Loans, page 62

14. Please provide a column representing total loans originated and total origination amount for each loan grade.

We have added the requested disclosure in the Company’s Form 10-Q and will also update the Registration Statement and future periodic reports.

State Usury Limitations, page 82

15. Given the implications of this section on your business model, please provide further discussion regarding the basis for your conclusions. In addition, please provide the staff with the federal law and judicial interpretations that you reference and are relying upon. In particular, please address the impact of WebBank’s status as a Utah Industrial Bank upon your preemption analysis. Also, please address the impact of any Utah usury laws or regulations upon the interest rates charged on your loans.

We would propose revising the disclosure under State Usury Limitations as follows:

“Section 521 of the Depository Institution Deregulation and Monetary Control Act of 1980 (12 U.S.C. § 1831d) and Section 85 of the National Bank Act (NBA) (12 U.S.C. § 85), federal case law interpreting the NBA such as Tiffany v. National Bank of Missouri and Marquette National Bank of Minneapolis v. First Omaha Service Corporation, and FDIC advisory opinion 92-47 permit FDIC-insured depository institutions, such as WebBank, to “export” the interest rate permitted under the laws of the state where the bank is located, regardless of the usury limitations imposed by the state law of the borrower’s residence unless the state has chosen to opt out of the exportation regime. WebBank is located in Utah, and Title 70C of the Utah Code does not limit the amount of fees or interest that may be charged by WebBank on loans of the type offered through our platform. Only Iowa and Puerto Rico have opted out of the exportation regime under Section 525 of DIDA and we do not operate in either jurisdiction. However, we believe that if a state in which we did operate opted out of rate exportation that judicial interpretations support the view that such opt outs only apply to loans “made” in those states. As the loan document states that “…the [Promissory] Note will be entered into in the state of Utah”, we believe that the “opt-out” of any state would not affect the ability of our platform to benefit from the exportation of rates. If a loan made through our platform was deemed to be subject to the usury laws of a state that has opted-out of the exportation regime, we could become subject to fines, penalties, possible forfeiture of amounts charged to borrowers and we may decide not to originate loans in that applicable jurisdiction, which may adversely impact our growth.”

We have supplementally provided the Staff with the requested information regarding the exportation of rates.

About the Fund and Trust, page 84

16. Please include more disclosure about the investments by LCA. For example: what is LCA’s average investment in the individual Notes and the average percent ownership of the individual notes? What is the current allocation between the grades of the Notes owned? Does LCA participate on the resale platform? Do you designate on your website when LCA has committed to fund all or a portion of a Note?

LCA is the general partner of two investment funds, BBF and CCF, in which it contributed no capital. The limited partners of the BBF and CCF investment funds invest in Trust Certificates issued by LC Trust I. LCA does not invest in any Trust Certificates either directly or in its role as general partner of the BBF and CCF investment funds. Nevertheless, the following information as of November 30, 2011, is provided to be responsive to your request:

the average investment in individual loans outstanding (excluding “in funding” and “in review,” which are not issued, and including all loans with principal remaining other than “charged off” loans) is:

•	BBF $4,098

•	CCF $3,575

the average percent ownership of individual loans outstanding (excluding “in funding” and “in review,” which are not issued, and including all loans with principal remaining other than “charged off” loans):

•	BBF 23.7%

•	CCF 24.7%

The current allocation between grades owned by each fund is:

BBF
Grade	Percentage
A	12%
B	30%
C	26%
D	18%
E	10%
F	3%
G	1%

CCF
Grade	Percentage
A	65%
B	35%

The funds do not participate in the resale platform and, as previously stated, no investors identity is disclosed on the platform when an investment commitment is made.

17. It appears that the Fund competes with investor members choosing and investing in notes. Please discuss any conflicts of interest that may exist and what measures, if any, you take to overcome these conflicts.

As we established the Funds, we were accurately aware of the potential conflict of interest regarding accessibility of loans on the platform. As such, we established a weekly allocation procedure to mitigate this potential conflict of interest. Each Monday (a “Calculation Date”) an allocation calculation is performed based upon the following variables:

(a)	Capital deployed by retail investors during the previous seven (7) days

(b)	Capital available in the Funds as of the Calculation Date

(c)	Sum of (a) and (b)

The percentage allocation for each investing group (self-directed and the Funds) of each loan available loan on the platform is calculated as follows:

•	(a)/(c) for retail investors and

•	(b)/(c) for the Funds.

This weekly calculation results in the upper limit of the interest that the Funds may acquire in any loan during the first seven (7) days that the loan is listed on the platform. Thereafter, this limitation is removed for those loans that have been listed for more than seven (7) days. For example, if the retail investors had invested $10,000 in the previous week and the Funds had $4,000 of available capital at the Calculation Date, the Funds would be limited to approximately 28.5% ($4,000/$14,000) of each new loan listed on the platform during that week.

Director Compensation, page 88

18. Please include disclosure similar to what you have disclosed in your 10-K about director compensation for attending meetings.

We will conform this disclosure to that in our Annual Report on Form 10-K. Directors are not compensated for attending meetings or serving on any committee.

Exhibits

19. Please file any “referral partner” agreements. Refer to Item 601(b)(10) of Regulation SK.

We will file our form of agreement with the next amendment.

20. Please file the indemnification agreements you reference on page 90 and the employment agreements you reference in your 10-K or, if previously filed, include them in your exhibit index.

We will file the form of indemnification agreement and the employment agreements.

Exhibit 4.2

21. Although you are permitted to incorporate your Indenture by reference, we note that you previously filed a form of Indenture, rather than a dated and signed version. Therefore, please refile this exhibit in final form.

We will file an executed version of the Indenture.

Exhibit 5.1

22. We note that counsel assumes “the due authorization, execution and delivery of all documents (other than the due authorization, execution and delivery of the Indenture and the Securities by the Company) where due authorization, execution and delivery are prerequisites to the effectiveness thereof.” It is not appropriate to assume the due authorization by the Company of any documents counsel examined in rendering its opinion. Please provide a revised opinion.

We will file a revised opinion.

Exhibit 23.1

23. Provide a current consent of the independent accountant in any amendment.

We will file a current consent with the next amendment.

Exhibit 25.1

24. A Form T-1 may not be incorporated by reference from a previous filing because the Form T-1 requires recent information. Please file a new Form T-1 to qualify the trustee. See C&DI, question 108.02 of the Trust Indenture Act of 1939.

We will file a new form T-1.

Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2011

Business, page 2

Identity Fraud Reimbursement, page 13

25. We note your disclosure stating you have experienced twenty-two cases of confirmed identity fraud between October 2008 and March 31, 2011. Please tell us and revise future filings to disclose the total dollar amount you have had to reimburse lender members for identity fraud between October 2008 and March 31, 2011 and also during the periods presented in the financial statements. Please tell us how the reimbursements are accounted for in the financial statements.

The total amount reimbursed for confirmed identify theft between October 2008 and March 31, 2011 was $286,510. For fiscal year 2010, the reimbursed amount was $152,868 and for fiscal year 2011 it was $23,339.

We account for these loans by writing-off the uncollectible loan as a loss and then repaying the Note holder the outstanding principal balance. This disclosure was inserted in the Form 10-Q on page 39.

Management’s Discussion and Analysis of Financial Condition, page 57

26. Revise your discussion, in future filings, including your amended S-1, to discuss management’s view of the business volume that would permit LendingClub to become cash flow positive from an operating standpoint. Also, please discuss the extent to which you believe that you will continue to need and have access to additional rounds of preferred equity and senior debt financing.

The Company believes that under its current operational plan that sustained business volume of approximately between $50 and $70 million in loan originations per month, dependent upon our growth strategy, should allow us to become cash flow positive from an operational standpoint, all other elements being held constant. While management reasonably believes its current operational plan and outcomes at this time, given the fact that such a plan is based upon assumptions and forecasts today in an economically uncertain time as to future events, we do not believe that making such a statement in any future filings, including our amended S-1, would be prudent or beneficial to any investor. We feel that such required disclosure would place us in an unduly burdensome position of having to assess and update our S-1 frequently through a post-effective amendment if the operating plan of the Company were to change such that the then current operating plan materially differed from what was disclosed. In addition, we feel that such on-going disclosure would place us at a competitive disadvantage as we could be required to disclose what has caused our operating plans to change (i.e. new product development, faster or slower anticipated growth, etc) in order to provide more complete and fulsome disclosure.

We have provided additional disclosure on this topic in our Form 10-Q but have omitted specific numbers for the above reasons.

For the Staff’s information, the Company believes that it could be cash flow positive with monthly originations of between $30 and $35 million; provided that we substantially reduce our growth plan and targets and undertake substantial headcount and operational reductions.

Regarding revised disclosure, we feel that the additional risk factor language set forth in comment 11 herein and the following language would be appropriate:

Currently, the Company does not believe that it will require additional rounds of equity financing or senior debt financing to fund its operations; however, the Company may undertake such transactions on terms that it finds acceptable in order to further accelerate its growth plan.

Financial Statements Note 1    —     Nature of Organization and Periods Presented Organization and Operation, page F-7

27. Please tell us and revise your future filings here and in your Business section to provide more information on the business purpose of the Delaware business trust that you formed in connection with the private investment funds for which LCA is a general partner. Explain in more detail why the trust was formed to act as a bankruptcy remote entity for holding certain assets of the funds separate and apart from the assets of Lending Club (for example, if true, to protect investors in the funds from any related party’s insolvency). In addition, indentify the nature of the assets held by the trust and explain why “certain” assets were placed in the trust while others were not.

While we expanded the disclosure regarding the Trust in our Form 10-Q, we would also propose the following additional disclosure:

“As stated in Risk Factors, it is unclear what will happen to the interests represented by Notes in the event of Lending Club’s insolvency. As a result of this risk and uncertainty and in connection with the formation of the funds, it was determined that in order to achieve any reasonable success in raising investment capital that the assets to be invested in by the funds must be held by an entity that was separate and distinct from Lending Club (i.e. bankruptcy remote) in order to reduce this risk and uncertainty. We would like to talk with the Staff about making the bankruptcy remote feature available to all investors.

The Trust conducts no other business other than purchasing and retaining loans or portions thereof for the benefit of the funds and their underlying limited partners. The Trust holds all loans, the cash flows of which are used to pay debt service on the Trust Certificates invested in by the funds but does not hold any loans that are funded by Lending Club directly or through the purchase and sale of Notes.”

Note 2    —    Summary of Significant Accounting Policies, page F-8, Consolidation Policies, page F-8, Variable Interest Entities (“VIEs”), page F-8

28. Please tell us and revise future filings to clarify whether you have any VIEs. Please also revise your disclosure in your MD&A, accordingly.

We have revised our disclosure starting with our Form 10-Q to clarify that the only VIE we currently have is the Trust.

Special Purpose Entities, page F-8

29. We note your disclosure referring to your residual interest “in the trust” and the company has “consolidated the trust’s operations” even though you only hold a residual interest in the trust. We reviewed your filing and noted the Delaware business trust that you formed in connection with LCA in October 2010. Please clarify whether this disclosure is referring to the Delaware business trust. Further, please provide us with the detail upon which you relied to conclude that you should consolidate a trust for which you have only a residual interest. Please specifically site the paragraphs in the Codification which helped you draw the conclusion that you needed to consolidate this trust.

We confirm for the Staff that the trust referenced above is the Delaware business trust acting as the bankruptcy remote entity for the funds and we will clarify that fact in our filings. We have also revised our disclosure starting with our Form 10-Q as to our conclusions regarding consolidation including the citation of ASC 810-10-15-14. Please see Note 2 (pages 5 and 6) and page 34 of Form 10-Q.

Allowance for loan losses, page F-9

30. We note your disclosure stating you make the initial assessment of whether a specific reserve is required on each delinquent loan that is “more than 120 days past due.” Please tell us whether you book any specific reserves for loans less than 120 days past due. We note your disclosure describing when you may consider a loan impaired and it appears this may happen before a loan is more than 120 days past due. Please clarify how you account for impaired loans less than 120 days past due.

We have expanded and clarified our disclosure on this point in our recent Form 10-Q. Please see Notes, 2, 4 and 5 in such report as to the revised disclosure.

We do book a specific reserve for a loan less than 120 days past due if in the following circumstances the:

•	loan is 90-120 days past due and internal collection efforts have failed to provide a reasonable likelihood of full payment of the loan according to its contractual terms;

•	loan is 90-120 days past due and has been referred to an agency for collection

•	loan is up to 120 days past due and the borrower has filed a petition in bankruptcy

Please see the Form 10-Q for additional disclosure regarding impaired loans and past due loans; specifically pages 8 and 13.

CM Loans and Notes held for investment at fair value, page F-10

31. Please tell us and revise future filings to disclose your reason for electing the fair value option on your CM Loans and Notes, in accordance with ASC 825-10-50-28.

We have expanded our disclosure on this topic in our Form 10-Q in Note 2 and also in our MD&A.

32. We note your disclosures stating that you apply discounted cash flow methodologies adjusted for your expectation of the defaults of the CM Loans and Notes in determining the fair value on the CM Loans and Notes. Please tell us and revise future filings to include a more substantial discussion of the methods and significant assumptions used to estimate the fair value of the CM Loans and Notes, in accordance with ASC 825-10-50-10(b).

The Company’s disclosures regarding determination of the estimated fair values of CM Loans and Notes were updated in the Forms 10-Q for the quarters-ended June 30, 2011, and September 30, 2011, to reflect current valuation practices for these Level 3 financial instruments, as follows:

Form 10-Q, Page 8:

“Since observable market prices are not available for similar assets and liabilities, we believe the Member Loans at fair value and Notes should be considered Level 3 financial instruments. For Member Loans at fair value, the fair values are estimated using the loans’ amortized cost adjusted for our expectation of both the rate of default of the loans within each credit score band and the amount of loss in the event of default. A reduction in the expected future cash flows from the Member Loans at fair value due to expected default and loss results in a reduction of their estimated fair values.

Our obligation to pay principal and interest on any Note is equal to the pro-rata portion of the payments, if any, received on the related Member Loan at fair value, net of a servicing fee. As such, any reduction in the expected future payments on a Member Loan at fair value due to default and loss, reduces the expected future payments on the related Notes by a comparable amount, thereby reducing the fair value of the Notes.”

Form 10-Q, Page 10:

“We estimate the fair value of Member Loans that are accounted for at fair value by adjusting the loans’ amortized cost for our expectation of the rate of default on the loans assuming zero recovery on the defaulted loans. At origination and at each reporting period, we recognize a fair valuation adjustment for the current estimated defaults and losses for the Member Loans at fair value and a fair valuation adjustment for the corresponding effects on future payments due on the Notes.”

Future filings will include substantial discussion of the methods and significant assumptions used to estimate the fair value of the CM Loans and Notes, including discussion of any significant changes in the methods or assumptions used to estimate the fair value of the CM Loans and Notes.

33. Please review ASC 825-10-50 to ensure all required disclosures have been included in your filings and confirm this to us.

We confirm that we have reviewed ASC 825-10-50 and confirm that all required disclosures will be included in future filings.

Note 11    —    Stockholders’ Deficit, page F-20, Common Stock, page F-20

34. We note you issued $184,860 of Series B convertible preferred stock warrants in connection with term loan agreements during the fiscal year ended March 31, 2010. In order for the disclosure to be inclusive of all equity issuances during the periods presented, please revise future filings to disclose the dates these shares were issued and any other material and relevant terms.

We will revise the disclosure appropriately.

Note 14     —     Net Interest Income, page F-24

35. We note you have reported total origination fees of $5,940,149 and $2,111,456 as of March 31, 2011 and March 31, 2010, respectively on page 62. Please revise future filings to include this information in this footnote. Further, we could not find the amount of service fees earned that reduced the total amount of interest expense reported during the periods presented. Please tell us where this is located in the Form and revise future filings to include this information in this footnote.

We have revised our footnote and MD&A disclosure as requested, starting with the disclosure in our Form 10-Q.

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jason Altieri

Jason Altieri

General Counsel